Lavoro to Participate in the BMO Global Farm to Market Conference on May 15-16, 2024

SÃO PAULO May 10, 2024 — Lavoro (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, will participate in the BMO Global Farm to Market Conference in New York, NY, on May 15-16, 2024.

Ruy Cunha, Chief Executive Officer, will participate on a panel titled “AgTech Disruption Across the Farming Value Chain”, on Wednesday, May 15, 2024 at 2:00 pm ET. Mr. Cunha will also host a presentation on Thursday, May 16, 2024 at 8:45 am ET. Management will be available for meetings throughout both days.

A link to live audio webcast of the presentation will be available to all interested parties through the Company's Investor Relations website at ir.lavoroagro.com/disclosure-and-documents/events/. For additional information, and Lavoro’s latest presentation materials, please visit Lavoro’s investor website at ir.lavoroagro.com

About Lavoro

Lavoro Limited is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at https://ir.lavoroagro.com.

Contact Information:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com